July 7, 2025

Datuk Dr. Doris Wong Sing Ee
Chief Executive Officer
Cyclacel Pharmaceuticals, Inc.
Level 10, Tower 11, Avenue 5, The Horizon
Bangsar South City, No. 8, Jalan Kerinchi
59200, Kuala Lumpur, Malaysia

       Re: Cyclacel Pharmaceuticals, Inc.
           Draft Registration Statement on Form S-1
           Submitted June 27, 2025
           CIK No. 0001130166
Dear Datuk Dr. Doris Wong Sing Ee:

       We have conducted a limited review of your draft registration statement and have the following comment.

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted June 27, 2025
General

1.     We note you entered into a share exchange agreement dated May 6, 2025, with
       FITTERS Diversified Berhad, a Malaysian publicly listed company (
Fitters Parent   )
       and FITTERS Sdn. Bhd., a Malaysia private limited company and wholly-owned
       subsidiary of Fitters Parent (   Fitters   ) whereby Fitters Parent will
exchange all of its
       ownership interest in Fitters representing 100% of all of the issued and outstanding capital shares of Fitters, for 19.99 percent of all of the issued and outstanding shares of your Common Stock. We further note your disclosure that you anticipate the
       transaction will    close in the second half of 2025.    Please provide
your analysis of
       whether you are required to include financial statements of the business acquired under Rule 8-04 of Regulation S-X and the related pro forma financial information
 July 7, 2025
Page 2

       required by Rule 8-05 of Regulation S-X. Refer to Part I, Item 11(e) of Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       We also remind you that your registration statement must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jason Drory at 202-551-8342 or Laura Crotty at 202-551-7614 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Debbie Klis